EX-99.1.5(vii)

[Aetna Logo]         TERM INSURANCE RIDER



This extra benefit Rider is attached to and made a part of this Policy. It provides non-participating term insurance on the life of the Insured named in the Policy Specifications.

If this Rider is added after the Date of Issue of this Policy, the effective date of the Rider is the date of coverage change shown on the supplemental Policy Specifications, which will be sent to You. This Rider may be added after the Date of Issue of this Policy only with Our consent.

Definitions

Basic Policy Specified Amount

The Basic Policy Specified Amount is shown in the Policy Specifications or in the Supplemental Policy Specifications if later changed.

Minimum Target Face Amount

The Target Face Amount cannot be decreased below this amount. The Minimum Target Face Amount is shown in the Policy Specifications or in the Supplemental Policy Specifications if later changed. Upon the effective date of this Rider, all references in the Policy to Minimum Specified Amount are replaced by references to Minimum Target Face Amount.

Target Face Amount

The Target Face Amount is shown in the Policy Specifications or in the Supplemental Policy Specifications if later changed. Upon the effective date of this Rider, all references in the Policy to Specified Amount are replaced by references to Target Face Amount.

Benefit Amount

The Benefit Amount of this Rider is the Target Face Amount minus the Basic Policy Specified Amount. However, if the Death Benefit of the Policy is defined as a percentage of the Total Account Value, the Benefit Amount is zero.

The Benefit Amount of the Rider is included in the total Death Benefit paid as described in the Death Benefit Options provision of this Policy. Subject to the terms of this Policy, We will pay the Benefit Amount for this Rider upon receipt at the Home Office of due proof of death of the Insured. The death of the Insured must occur while this Rider is in force.

Renewal

While this Policy is in force, We will automatically renew this Rider annually until the Maturity Date of this Policy or the Insured's date of death as provided in the Coverage Beyond Maturity provision.

We will renew this Rider without evidence of insurability for another one year term on the first day of the Policy Year.

Other Provisions

Age

If the Insured's age is misstated, the Benefit Amount will be adjusted to reflect the death benefit that would have been purchased by the most recent Monthly Rider Cost at the correct age.

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Reinstatement

If this policy is reinstated, this Rider may also be reinstated if satisfactory evidence of insurability on the Insured is provided to Us.

Monthly Rider Cost

The Monthly Rider Cost will be the Benefit Amount for this Rider multiplied by the Monthly Rider Rate. This Policy's Monthly Deduction will be increased by the Monthly Rider Cost.

Monthly Rider Rate

The Monthly Rider Rate is based on the Insured's issue age, sex, number of Policy Years elapsed and premium class.

We may adjust the Monthly Rider Rate from time to time. Adjustments will be on a class basis and will be based on Our estimates for future cost factors, such as mortality, investment income, expenses, and length of time Riders stay in force. Any adjustments will be made on a nondiscriminatory basis. The rate during any Rider year may never exceed the rate shown for that year in the Table of Guaranteed Maximum Insurance Rates for Primary Insured as shown in the Policy Specifications. Those rates are based on the 1980 Commissioner's Standard Ordinary Mortality Table B.

Suicide and Incontestability

Suicide

If the Insured dies by suicide, while sane or insane, within 2 years from the Date of Issue of this Rider, We will refund all Rider premiums paid. This Rider's Benefit Amount will not be paid.

If the Insured dies by suicide while sane or insane, more than 2 years from the Date of Issue of this Rider but within 2 years from the Date of Issue of any increase in coverage, We will pay the Benefit Amount for any coverage in effect more than 2 years from the Date of Issue of this Rider.

All amounts will be calculated as of the date of death.

Incontestability

With respect to statements made in the initial application for the Insured:

[bullet] We will not contest this Rider after it has been in force during the lifetime of the Insured for 2 years from its Date of Issue.

With respect to statements made in any Subsequent Applications:

[bullet] We will not contest coverage relating to Subsequent Applications after coverage has been in force during the lifetime of the Insured for 2 years from the Date of Issue of such coverage.

Termination

This Rider will end on the first to occur of:

1.  The Maturity Date of this Policy; or

2.  the date this Policy ends; or

3. the date on which this Policy's Target Face Amount is decreased below the minimum Target Face Amount required to allow attachment of this Rider; or

4. the next Monthly Deduction Day after We receive Your Written Request to terminate this Rider.

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This Rider is attached to and made a part of this Policy. It is signed for Aetna on its Date of Issue.


Issued by Aetna Life Insurance and Annuity Company.

                                             /s/ Kirk P. Wickman
                                                 Secretary


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